Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

(Dollar amounts in millions, except ratios)	Quarter Ended March 31, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$365	$1,364	$1,130	$948	$771	$717
Capitalized interest	(7)	(21)	(11)	(7)	(9)	(9)
Depreciation of capitalized interest	4	14	14	13	12	12
Dividends from less than 50%-owned companies carried at equity	1	9	17	11	19	9

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$363	$1,366	$1,150	$965	$793	$729

Fixed charges
Interest on long-term and short-term debt	$38	$155	$163	$155	$151	$206
Capitalized interest	7	21	11	7	9	9
Rental expenses representative of an interest factor	9	32	32	29	31	32
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	1	—	1

Total fixed charges	54	208	206	192	191	248
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	(1)	—	(1)

Total fixed charges less preferred stock dividends	$54	$208	$206	$191	$191	$247

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges less preferred stock dividends	$417	$1,574	$1,356	$1,157	$984	$977
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	(1)	—	(1)

Total earnings less preferred stock dividends	$417	$1,574	$1,356	$1,156	$984	$976

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	7.7	7.6	6.6	6.0	5.2	3.9
RATIO OF EARNINGS TO FIXED CHARGES	7.7	7.6	6.6	6.1	5.2	3.9